Exhibit 5.7

February [    ], 2009

Sensata Technologies de México, S. de R.L. de C.V.

Av. Aguascalientes Sur 4

Ex Ejido Ojo Caliente

Aguascalientes, Aguascalientes

C.P. 20270

Sensata Registration Statement on Form S-4

Ladies and Gentlemen:

We are issuing this letter in our capacity as special Mexican counsel to Sensata Technologies de México, S. de R.L. de C.V. (the “Company”) in connection with the preparation, execution and delivery of the Guarantees of the Notes and the Exchange Note Guarantees of the Exchange Notes issued by the Company (collectively, the “Guarantees”) under the Indenture dated July 23, 2008 among Sensata Technologies B.V. (“Sensata”) and certain guarantors thereunder, including the Company (in such capacity, the “Guarantors”) and The Bank of New York Mellon, as the trustee, (collectively, the “Indenture”), which Notes will be registered pursuant to the captioned registration statement (such registration statement, as amended, is hereinafter referred to as the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February [    ], 2009, under the Securities Act of 1933, as amended. Capitalized terms used and not otherwise defined herein are used as defined in the Indenture.

In rendering the opinion expressed below, we have only reviewed copies of the following:

1.	the Registration Statement;

2.	the Indenture;

3.	the Guarantees;

4.	copies of the incorporation deed and estatutos sociales of the Company contained in the following public instruments (i) public deed number 113,510, dated February 24, 2006, granted before Mr. Cecilio Gonzalez Marquez, Notary Public No. 151 for the Mexico, Federal District, registered with the Public Registry of Property and Commerce of Aguascalientes, Aguascalientes, Commerce Section, on March 6, 2006, under file (folio) 103982-1, book 3, entry 12, volume 632, pages 72-88; and (ii) public deed number 114,454, dated April 6, 2006, granted before Mr. Cecilio Gonzalez Marquez, Notary Public No. 151 for the Mexico, Federal District, (the “Estatutos Sociales”); and

5.	copy of public deed number 114,758 dated April 27, 2006, granted before Mr. Cecilio Gonzalez Marquez, Notary Public No. 151 for the Mexico, Federal District, which contains the resolutions of the partners of the Company, dated April 27, 2006 (the “Partners’ Resolutions”), pursuant to which, among other things, the partners of the Company authorized the granting of powers of attorney in favor of certain individuals which allow such individuals to execute and deliver, on behalf of the Company, the Transaction Documents (as defined below) and any agreement and/or document related thereto to which the Company is a party.

The documents listed in numerals 1 through 3 above are hereinafter collectively referred to as the “Transaction Documents”, or individually as a “Transaction Document”.

In rendering the opinions expressed below, we have assumed with your consent, and without any independent investigation or verification of any kind, the legal capacity of all natural persons, the genuineness of all signatures, the authenticity and effectiveness of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. As to questions of fact relating to the opinions expressed below, we have relied, with your consent, upon representations made in or pursuant to the Transaction Documents.

In rendering the opinions expressed below, we have also assumed with your consent, with respect to all of the documents referred to in this opinion letter:

(i)	that such documents have been duly authorized by, have been duly executed and delivered by, and constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents (other than the Company);

(ii)	the validity, binding effect and enforceability under the laws of New York of the Transaction Documents that are stated to be governed by such laws;

(iii)	that each of the parties to the Transaction Documents (other than the Company) is duly organized, validly existing and, if applicable, in good standing under the laws of the jurisdiction of its incorporation or formation, and has the power and authority (corporate or otherwise) under all applicable laws, rules, regulations and its constitutive documents to execute, deliver and perform its obligations under the Transaction Documents to which it is a party, and that all corporate and governmental authorizations required under the laws other than Mexican law, have been obtained and are in full force and effect; and

(iv)	that each of the parties to the Transaction Documents (other than the Company) has the legal power to act in the capacity or capacities in which it is to act thereunder.

Based upon and subject to the foregoing, and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that:

(1)	The Company is a sociedad de responsabilidad limitada de capital variable duly organized and validly existing under the laws of the United Mexican States (“Mexico”).

(2)	Each of the attorneys-in-fact of the Company has been duly appointed and has been vested with sufficient powers and authority to execute the Transaction Documents on behalf of the Company.

(3)	All of the outstanding partnership interests of the Company have been duly authorized, are fully paid and nonassessable and are owned by Sensata, directly or through subsidiaries, free and clear of any security interest, lien, mortgage, pledge, encumbrance, or to the best of our knowledge, pending or threatened claim, except for the existing pledge over the Company’s outstanding partnership interests pursuant to the Partnership Interests Pledge Agreement (Contrato de Prenda Sobre Partes Sociales) dated April 27, 2006, among Sensata Technologies Holding Company Mexico B.V. and Sensata Technologies Holland B.V., as pledgors, the Company, as issuer of the partnership interests pledged, and Morgan Stanley & Co. Incorporated, as Collateral Agent, acting on behalf and for the benefit of the Secured Parties, as pledgee.

(4)	Each of the Transaction Documents, including the Guarantees of the Notes and the Exchange Note Guarantees of the Exchange Notes have been duly authorized by the Company.

(5)	The Guarantees by the Company of the obligations of the Issuer under the Notes pursuant to the provisions of the Indentures will be a binding obligation of the Company.

(6)	The choice of New York laws as the governing law of the Transaction Documents is a valid choice of law under the laws of Mexico and would be enforced to the extent the parties have provided therein by a Mexican court or a federal court sitting in Mexico and applying the law of Mexico, except to the extent that New York law contravenes the public policy of Mexico, and except insofar as federal laws may apply with respect to certain issues.

(7)	A final judgment rendered by the competent courts of New York, pursuant to a legal action instituted against the Company before such courts in connection with the Transaction Documents would be enforceable against the Company in the competent courts of Mexico, pursuant to Article 1347-A of the Commerce Code, which provides, inter alia, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided, that:

(a)	such judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of the Transaction Documents;

(b)	such judgment is strictly for the payment of a certain sum of money, based on an in personam (as opposed to an in rem) action;

(c)	the judge or court rendering the judgment was competent to hear and judge on the subject matter of the case in accordance with accepted principals of international law that are compatible with Mexican law;

(d)	service of process is made personally on the defendant or on its duly appointed process agent;

(e)	such judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

(f)	the applicable procedure under the laws of Mexico with respect to the enforcement of foreign judgments (including the issuance of a letter rogatory by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof) is complied with;

(g)	the action in respect of which such judgment is rendered is not the subject matter of a lawsuit among the same parties, pending before a Mexican court;

(h)	such judgment is final in the jurisdiction where obtained; and

(i)	the courts of such jurisdiction recognize the principles of reciprocity in connection with the enforcement of Mexican judgments in such jurisdiction.

The foregoing opinions are subject to the following comments and qualifications:

(a) enforcement of the Transaction Documents may be limited by concurso mercantil, bankruptcy, suspension of payments, insolvency, liquidation, reorganization, moratorium, tax, labor and other similar laws of general application relating to or affecting the rights of creditors generally or public policy of Mexico;

(b) in any proceedings brought to the courts of Mexico for the enforcement of the Transaction Documents against the Company or a foreign judgment thereunder, a Mexican court would apply Mexican procedural law in such proceedings, as well as Mexican laws on statute of limitations and expiration (prescripción y caducidad). We express no opinion as to the enforceability of a foreign judgment arising from any suit brought once the Mexican statute of limitation or expiration periods have elapsed;

(c) in the event that proceedings are brought to Mexico seeking performance of the obligations of the Company in Mexico in accordance with any of the Transaction Documents, pursuant to Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), the Company may discharge its obligations by paying any sums due in a currency other than Mexican currency, in Mexican currency at the rate of exchange prevailing in Mexico and fixed by Banco de México on the date when payment is made;

(d) in the event that any legal proceedings are brought to the courts of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-approved translator would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(e) provisions of the Transaction Documents granting discretionary authority to any party thereto cannot be exercised in a manner inconsistent with relevant facts nor defeat any requirement from a competent authority to produce satisfactory evidence as to the basis of any determination. In addition, under Mexican law, the parties will have the right to contest in court any determination, notice or certificate purporting to be conclusive and binding;

(f) in any bankruptcy proceeding initiated in Mexico pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes, claims of secured creditors up to the value of their respective collateral, litigation costs and expenses and costs and expenses for the maintenance and sale of collateral, fees and expenses of the mediator (conciliador), receiver (síndico) and visitor (visitador), Social Security quotas, Workers’ Housing Fund quotas and Retirement Fund quotas will have priority over claims of the Security Trustee and the Lenders;

(g) with respect to provisions contained in the Transaction Documents in connection with service of process, it should be noted that service of process by mail does not constitute personal service of process under Mexican law and, since such service of process is considered to be a basic procedural requirement, if for purposes of proceedings outside Mexico, service of process is made by mail, a final judgment based on such process would not be enforced by the courts of Mexico; and

(h) Mexican law provides that contractual obligations such as those provided for under Guarantees may only exist to the extent that the obligations of the principal obligor(s) are valid. Therefore, it should be noted that upon any release or discharge, or lack of genuineness, validity or enforceability of the obligations of the principal obligors under each of the Placement Agreement, the Registration Rights Agreements and the Indentures, the obligations of the Company shall be equally affected and, in such circumstance, the obligations provided for under the Guarantees may be unenforceable in Mexico.

We express no opinion as to any laws other than the Federal laws of Mexico in effect as of the date hereof. This opinion does not cover any matters arising under the laws of New York or under any treaties or conventions to which the United States of America may be a party or by which it may be bound.

This opinion is addressed to you solely for your benefit in connection with the filing of the Registration Statement, and it is not to be transferred to anyone else nor is it to be used or relied upon by anyone else or for any other purpose or quoted or referred to in any public documents or filed with anyone without our express consent. We hereby consent to the filing of this opinion with the Commission. This opinion speaks only as of the date hereof, and we expressly disclaim any responsibility to advise you or any other person of any development or circumstance of any kind, including any change of law or fact that may occur after the date of this opinion.

Very truly yours,

Creel, García-Cuéllar, Aiza y Enríquez, S.C.